CONFIDENTIAL

April 28, 2010

Via Electronic Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3720

Attn: John Zitko

Re:	The Princeton Review, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A (the “Proxy”)

Filed April 21, 2010

File No. 000-32469

Dear Mr. Zitko:

The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”) regarding the narrative and financial statement presentation contained in the Proxy as it relates to the Company’s proposal to issue shares of common stock to Alta Colleges, Inc.

Background

As disclosed in the Proxy, on March 7, 2008, the Company consummated a merger pursuant to an agreement with Alta Colleges, Inc. (“Alta”), TPR/TSI Merger Company, Inc. (the “Buyer Sub”) and Test Services, Inc. (the “TSI”) pursuant to which the Buyer Sub merged with and into TSI, and TSI became a wholly-owned subsidiary of the Company (the “Acquisition”). The merger agreement for the Acquisition (the “Agreement”) was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 22, 2008.

The Company was not required to, and did not, obtain stockholder approval of the Acquisition. The consideration paid to Alta at the effective time of the Acquisition consisted of 4,225,000 shares of the Company’s common stock and $4,600,000 in cash. The Company was also obligated under the Agreement to pay Alta additional consideration by April 13, 2010. Pursuant to the Agreement, the Company was permitted to pay such additional consideration in either shares of the Company’s common stock or cash, provided, however, that to maintain compliance with the stockholder approval requirements of The NASDAQ Stock Market, Inc., the Company could not issue more than 1,437,000 shares of common stock.

John Zitko

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 28, 2010

NASDAQ Marketplace Rules require, among other things, that the Company seek stockholder approval prior to the issuance of securities in connection with the acquisition of another company, where such issuance is or will be in excess of 20% of the outstanding common stock of the Company prior to the issuance. Because the Company did not seek stockholder approval of the Acquisition, the 1,437,000 share cap was implemented to prevent the total issuance of the Company’s common stock in connection with the Acquisition from exceeding this 20% threshold.

The board of directors of the Company has determined that it is in the best interests of the Company and its stockholders to preserve capital and pay the entire amount of additional consideration owed to Alta in shares of the Company’s common stock rather than in cash. Accordingly, on March 31, 2010, pursuant to a Letter Agreement with Alta, the Company issued 1,437,000 shares of common stock to Alta in partial satisfaction of its obligation to pay Alta the additional consideration due in connection with the Acquisition. In addition, the parties agreed that, subject to stockholder approval and certain other conditions, the Company would issue the remaining additional consideration of $4,352,733 in shares of the Company’s common stock on June 30, 2010.

Proposed Compliance with Schedule 14A

Based on the Company’s prior communications with the Staff in connection with the Staff’s review of the Company’s preliminary proxy statement for its Special Meeting of Stockholders to approve the conversion of the Company’s Series E Non-Convertible Preferred Stock issued in connection with the Company’s acquisition of Penn Foster Education Group, Inc. into shares of Series D Convertible Preferred Stock, the Company acknowledges that the Staff has taken the position that, pursuant to Note A of Schedule 14A, the Proxy should contain the information required by Item 14 of Schedule 14A. Although the Company did not agree with the Staff’s position, the Company included additional disclosure in its proxy statement for such prior Special Meeting in response to the requirements of Item 14. Based on the Company’s discussions with the Staff for such proxy statement, certain information required by Item 14 that was not available to the Company without undue hardship, including certain financial information and a Management’s Discussion and Analysis of Financial Results relating to the acquired company, was omitted from that prior proxy statement.

In an effort to comply with the requirements of Item 14 in connection with this Proxy, the Company has included disclosure of the material terms of the Acquisition, including a summary term sheet, the nature of the business conducted by TSI and past contacts, transactions and negotiations among the parties. The Company also incorporated by reference into the Proxy its audited consolidated financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the year ended 2009. Such audited consolidated financial statements include the results of TSI for all of 2009 and for the period from March 7, 2008 through

John Zitko

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 28, 2010

December 31, 2008. In addition, the Company included in the Proxy selected stand-alone financial data for TSI and selected pro forma financial data, each of which are derived from the financial statements contained in the Company’s amended Current Report on Form 8-K/A, filed with the Commission on May 21, 2008, which is also incorporated by reference into the Proxy Statement. This disclosure is consistent with the disclosure which the Commission accepted in connection with the Company’s prior proxy statement for its recently completed Special Meeting of Stockholders.

With respect to the financial information derived from the Company’s amended Current Report on Form 8-K/A filed on May 21, 2008, the Company requested, and by letter dated April 28, 2008 the Commission did not object to, the filing of the following financial information for TSI in lieu of the full historical and pro-forma financial statement requirements of Rule 3-05 and Article 11 of Regulation S-X: (i) an audited Statement of Revenue and Direct Expenses for the fiscal year ended September 30, 2007 and an audited Statement of Net Assets acquired for the Seller Sub as of September 30, 2007 and (ii) unaudited Statements of Revenue and Direct Expenses for the relevant interim periods in 2006 and 2007 and an unaudited Statement of Net Assets acquired as of the relevant 2007 interim period end.

The Company does not believe that any additional disclosure under Item 13(a) of Schedule 14A is required to be included in the Proxy in reliance on Instruction 1 to Item 13. Instruction 1 provides, in part, that any or all of the information required by paragraph (a) of Item 13, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. The Company notes in this regard that it is not seeking approval of the Acquisition which was consummated in early 2008 and will not be unwound as a result of the outcome of the stockholder vote. At the Company’s annual meeting, the Company will ask its stockholders to consider and act upon a proposal to issue shares of the Company’s common stock to Alta. The proposal relates only to whether or not to approve such issuance of common stock and not any senior securities. Accordingly, the Company believes that the only information that is material for the exercise of prudent judgment is an understanding of the dilutive impact of the issuance of the additional shares of common stock. The Company has included information in the Proxy to allow its stockholders to understand and evaluate the dilutive impact of the issuance of the additional shares of common stock if the proposal is approved. The Company has also included disclosure regarding the potential impact on the Company’s stock price and dilution of the Company’s earnings per share of the issuance of the additional shares.

Finally, it is worth noting that TSI has never been required to produce stand-alone financial statements or operate as a stand-alone entity. Moreover, TSI has been consolidated into the Company’s audited consolidated financial statements since March 7, 2008. Accordingly, any additional Item 13(a) information and any other Item 14 information in the Proxy would be impracticable to prepare and would have little relationship to the matter being presented to the stockholders. The Company respectfully submits that such information is also not material to, or necessary for, the exercise of prudent judgment. An evaluation of TSI is not relevant, material or even helpful to a stockholder’s decision of whether to approve the authorization and issuance of additional shares of common stock to Alta.

John Zitko

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 28, 2010

Conclusion

We trust that the information supplied provides adequate support and the Company’s proposed plan for meeting its narrative and financial reporting requirements relating to the above. If you require additional information or clarification in order to reach such a determination, please feel free to contact me at (508) 663-5081 or Edward King of Goodwin Procter LLP, our counsel, at (617) 570-1346 at your earliest convenience.

Very truly yours,

/S/ NEAL S. WINNEG
Neal S. Winneg
Executive Vice President, General Counsel and Secretary

cc:	John Mutkoski, Partner, Goodwin Procter LLP

Edward King, Partner, Goodwin Procter LLP

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